

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 19, 2008

Via U.S. Mail

Mr. James J. Bottiglieri
Chief Financial Officer
Compass Diversified Holdings
Sixty One, Wilton Rd.
Second Floor
Westport, CT 06880

      RE: Compass Diversified Holdings
            Form 10-K for the Year ended December 31, 2007
            Filed March 14, 2008
            File No. 000-51937

Dear Mr. Bottiglieri:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director